September 9, 2025

Mr. David Orlic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of IMS Capital Value Fund and IMS Strategic Income Fund (collectively, the “Funds”), each a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Orlic:

This letter provides the Trust’s responses to your comments on Friday, September 5, 2025, on the preliminary proxy statement filed on behalf of the Funds on August 27, 2025. For your convenience, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

Q & A

1.	Comment: For the second question, “Why are shareholders being asked to approve the Proposals?”, the last sentence in the first paragraph says, “For the current portfolio management team to continue to provide investment management services to the Funds, shareholders are required by the 1940 Act to approve the New Advisory Agreement.” (Emphasis added.) Please revise to state that the Funds are seeking shareholder approval as required by the Investment Company Act of 1940 (the “1940 Act”).

Response: The Trust has made this change.

2.	Comment: The staff notes that the IMS Capital Value Fund has a pending Rule 485A filing to change its strategy to comply with recent amendments to Rule 35d-1 under the 1940 Act. Please consider whether this answer needs to be modified to reflect this expected change.

Response: The Trust has updated the answer to say:

The IMS Capital Value Fund (the “Value Fund”) has submitted an amendment to its prospectus to adopt an 80% investment policy related to its investments in “value” securities, as required by recent amendments to the 1940 Act. These changes are unrelated to the New Advisory Agreement and the proposed transaction, and are meant to comply with the changes to the 1940 Act. Regardless of whether the transaction is completed or shareholders approve the New Advisory Agreement, the Value Fund expects these changes to take effect on or about October 28, 2025.

Proxy Statement

3.	Comment: In the section titled “Information Concerning Pinnacle,” please disclose Pinnacle’s directors and control persons as required under Item 22(c) of Schedule 14A.

Response: The Trust has updated the disclosure to include Pinnacle’s board of directors and control persons.

4.	Comment: The staff requests a more developed legal analysis on Section 15(f). Specifically, the staff notes that IMS Capital Management, Inc. (“IMS”), Pinnacle Wealth Advisors, Inc. (“Pinnacle”), and their affiliated persons cannot receive compensation under Section 15(f) other than for bona fide investment advisory services. Please discuss whether the recoupment of fees previously waived by IMS and unrelated to the new investment advisory agreement is additional compensation that Pinnacle receives in connection with the sale rather than the new advisory agreement.

Response: The Trust respectfully submits that the recoupment of previously waived fees does not constitute additional compensation under the new advisory agreement, violating Section 15(f) for the following reasons.

I. Personnel Continuity and Service Relationship

The investment advisory services underlying the waived fees were provided by IMS’s portfolio management team and operational staff, all of whom are transferring to Pinnacle as part of the acquisition. The same individuals who earned the original advisory fees through their bona fide investment advisory services will continue providing identical services to the Funds under the new advisory agreement. This personnel continuity establishes a direct relationship between the historical, current, and future bona fide investment advisory services. Thus, this acquisition is similar to instances where a change of control occurs in the same entity providing bona fide investment advisory services before and after the assignment or when funds reorganize into a new trust with the same or different investment adviser.

While IMS and Pinnacle are separate legal entities, the economic substance of the advisory relationship remains unchanged. The Fund receives advisory services from the same individuals using the same investment processes and strategies. The recoupment compensates for the same personnel’s ongoing bona fide advisory services. Rather than Pinnacle receiving compensation for services it didn’t provide, the recoupment represents delayed payment to the same service providers who continue delivering advisory services to the Funds. The identity of the employing entity changed, but the service providers and services remain identical.

II. Regulatory Safeguards and Limitations

Any recoupment by Pinnacle will be subject to multiple regulatory protections:

1.	Expense Limitation Compliance: Recoupment can only occur if Fund expenses remain below the 1.95% limitation that was in place when the fees were originally waived. Further, Pinnacle has agreed to maintain this limit for two years following the closing of the transaction and shareholder approval of the new investment advisory agreement.

2.	Board Oversight: All recoupments are subject to ongoing approval and oversight by the Funds’ Board of Trustees, including the Independent Trustees.
3.	Time Limitations: Recoupment rights expire three years from the date of the original waiver, maintaining accountability to the period when services were provided.
4.	Monthly Monitoring: Fund expenses are calculated monthly to ensure compliance with expense limitations before recoupment occurs.

III. No Unfair Burden to the Funds

The recoupment provision does not impose an unfair burden on the Funds because:

1.	Shareholder Protection Maintained: The 1.95% expense limitation remains in effect, providing the same shareholder protection that existed when the fees were waived initially by IMS’ (and soon to be Pinnacle’s) portfolio management and operational team.
2.	Economic Neutrality: Recoupment merely maintains the economic arrangement under the current Investment Advisory Agreement and Expense Limitation Agreement, with no net detriment to shareholders beyond the fees they would have paid absent the temporary waiver.
3.	Voluntary Board Action: IMS implemented the original fee waivers voluntarily to benefit shareholders, and recoupment only occurs if the same expense protection can be maintained. Pinnacle has voluntarily agreed to maintain these expense limitation agreements under the same terms.

IV. SEC Precedent for Recoupment Carryovers

The SEC has previously accepted similar recoupment carryover arrangements when the change of control is internal (i.e., the current investment adviser has a change in control or ownership that triggers an assignment) and in fund reorganizations where funds are reorganized into a new trust with different Boards of Trustees and service providers except for the same investment adviser and sub-advisers, each without raising Section 15(f) concerns. It would be inconsistent to permit recoupment carryovers in internal changes of control and fund reorganizations while prohibiting them in change-of-control transactions where all of the existing investment adviser’s portfolio management team and operational staff provide the same services under a new legal entity.

VII. Shareholder Disclosure and Approval

Finally, the Trust notes that the Board has agreed to provide disclosure regarding the recoupment provision and is seeking explicit shareholder approval through a separate proposal (Proposal 2). This transparent approach provides additional protection against any potential concerns about unfair burdens. The proxy statement includes:

●	Complete description of the recoupment mechanism and its operation
●	Specific amounts subject to recoupment ($390,632 total) and expiration dates
●	Clear explanation that recoupment can only occur if Fund expenses remain below the 1.95% limitation
●	Discussion of the relationship between historical services and recoupment rights

This structure allows shareholders to approve the essential New Advisory Agreement while rejecting the recoupment provision if they view it as inappropriate.

The disclosure enables shareholders to make a fully informed decision about whether the recoupment arrangement serves their interests, considering the services previously provided by the same personnel now employed by Pinnacle, the expense protection that will continue under the new arrangement, and the temporary nature of the recoupment (limited to 3-year expiration periods).

IX. Conclusion

Based on the foregoing analysis, the Trust believes that Pinnacle’s ability to recoup previously waived fees represents the collection of already-earned compensation for bona fide investment advisory services, rather than additional compensation received in connection with the Transaction. The recoupment rights transfer to Pinnacle as pre-existing contractual assets of the acquired business, subject to the same regulatory protections and expense limitations that applied to IMS. This arrangement does not impose an unfair burden on the Funds and is consistent with both the protective purposes of Section 15(f) and established SEC practice regarding recoupment carryovers.

The Trust has revised its Section 15(f) analysis to provide full and fair disclosure to shareholder

Please contact me at (513) 991-8472 if you have any questions or comments on the responses in this letter.

Sincerely,

/s/ Bo James Howell

Bo J. Howell
Managing Director
FinTech Law, LLC